UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15047447

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5100
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1000 Louisiana	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Advisors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M GUTIERREZ
My Commission Expires
October 22, 2017

NOTARY PUBLIC
STATE OF TEXAS

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor, Pickering, Holt & Co. Advisors, LLC

Statement of Financial Condition
December 31, 2014

Tudor, Pickering, Holt & Co. Advisors, LLC
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management of Tudor, Pickering, Holt & Co. Advisors, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Advisors, LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, 1000 Louisiana, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Tudor, Pickering, Holt & Co. Advisors, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	6,122,751
Other trade receivables		11,193,759
Receivables from affiliates		1,131,789
Other assets		305,353
Total assets	$	18,753,652
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	381,706
Payables to affiliates		1,376,031
State and franchise taxes payable		422,311
Total liabilities		2,180,048
Commitments, contingencies and guarantees (Note 6)		
Stockholder's equity		
Additional paid in capital		2,259,560
Retained earnings		14,314,044
Total stockholder's equity		16,573,604
Total liabilities and stockholder's equity	$	18,753,652

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Advisors, LLC (the "Company"), a Delaware Limited Liability Company, was formed in May 2011. In February 2012 the Company received regulatory approval to operate as a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. The Company is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2014, the Company was registered as a limited broker-dealer in 3 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company claims exemption under SEC Rule 15c3-3(k)(2)(i) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company's allowance for doubtful accounts is determined by the risk of loss associated with accounts receivable balances. The Company's policy for determining the allowance is based on factors that affect collectability, including (a) historical trends of write-offs, recoveries and credit losses; (b) the credit quality of our customers and (c) projected economic and market conditions. The Company's policy is to establish an allowance that is adequate to absorb any known or probable losses as of December 31, 2014. As of December 31, 2014, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Fair Value Measurements

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time, if determined to be appropriate.

The Company's financial instruments include cash, receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Share-Based Compensation
The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). The Parent applies the fair value method of accounting for its share-based compensation plan. Compensation expense is recorded based on the fair value of the Units on grant date and is recognized on a straight-line basis over the requisite service period of the Units. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The fair value of each Unit award on the applicable grant dates was estimated using a Monte Carlo valuation model.

Income Taxes
As the Company is a limited liability company meeting certain requirements, it is classified as a single member limited liability company and is disregarded for federal income tax purposes. The Parent is a limited liability company and is classified as a partnership for federal income tax purposes. Thus, the individual members of the Parent are responsible for the payment of federal taxable income on their proportionate share of the Parent's taxable income, including the Company's taxable income. Therefore, no provision for federal income taxes has been recorded by the Company. The Company is however subject to state and franchise taxes.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness, as defined by the rule. At December 31, 2014, the Company had net capital of $3,942,703, which resulted in excess net capital of $3,797,366. The Company's ratio of aggregate indebtedness to net capital was 0.5529 to 1.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. Financial instruments within the scope of these disclosure requirements are included in the following table.

	Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 6,122,751	$ -	$ -	$ 6,122,751
Receivables from affiliates	-	1,131,789	-	1,131,789
Other trade receivables	-	11,193,759	-	11,193,759
Total assets	$ 6,122,751	$ 12,325,548	$ -	$ 18,448,299
Liabilities				
Accounts payable and accrued liabilities	$ -	$ 381,707	$ -	$ 381,707
Payables to affiliates	-	1,376,031	-	1,376,031
Total liabilities	$ -	$ 1,757,738	$ -	$ 1,757,738

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value, due to their short term nature and generally low credit risk. These instruments include receivables from affiliates and others, accounts payable and accrued liabilities and payables to affiliates.

4. Employee Benefit Plan

The Company's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Company. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

5. Related Party Transactions

Rent expense as well as furniture, equipment and leasehold improvements are provided by an affiliate of the Company. The Company reimbursed the affiliate for usage of office space and depreciation of the furniture, equipment and leasehold improvements through payment of a facility fee. The fee is calculated based upon divisional headcount each month.

The Company uses a variation of the Parent name, and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 2% of the Company's revenue.

The Company receives administrative services, including payroll, health care and the defined contribution plan, in accordance with the service agreement between the Company and Tudor, Pickering, Holt & Co. Management, LLC. Under the service agreement the Company pays a fee based upon 5% of employee related expenses reported by the Company, excluding stock-based compensation expenses.

During the year ended December 31, 2014, the Company earned investment banking revenue from companies with common directors, senior advisors or management of the Company or its Parent.

The Company made distributions to the Parent during the year ended December 31, 2014 totaling $18,000,000.

6. Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Concentration of Credit Risk and Sector Risk

The Company maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

The Company generates the majority of its revenues from customers within the energy industry. Therefore the Company is subject to geographic, general economic and political conditions which could negatively impact the energy industry and/or the Company's revenue. Recently, oil prices have declined significantly and have experienced significant volatility. This may impact the Company and companies in the energy industry.

8. Share-Based Compensation

The Parent has implemented a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). As of December 31, 2014, the Parent's Series G had 128,855 Units remaining for future issuance. Noncash compensation expense is allocated to the Company since certain Units are issued to individuals for employment services to the Company. The Parent allocates non-cash compensation expense to the Company and affiliates based upon the level of employment services each employee provides to the Company and affiliates. The Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo valuation model based on the following range of assumptions:

	Range of assumptions
Expected volatility	40.0% - 42.0%
Risk free rate	2.13% - 2.45%
Expected dividend yield	0.00%

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate. In addition, a discount for lack of marketability of the Units was used to determine the fair value of the Units granted which ranged between 32.8% and 38.0%.

A rollforward of the Parent's nonvested Units under the Plan as of December 31, 2014 is presented below:

Nonvested Units	**Series C, D & G Units**	**Weighted Average Grant-Date Fair Value***
Nonvested at January 1, 2014	21,523	$ 67.19
Granted	28,708	65.51
Vested	(17,829)	71.76
Forfeited	-	0.00
Nonvested at December 31, 2014	32,402	$ 63.18

* Weighted average grant-date fair value amount for Series G Units in the Parent

The Parent's total weighted average grant-date fair value of units that vested during the year ended December 31, 2014 was $1,279,452. As of December 31, 2014, the Parent's total unrecognized compensation cost related to nonvested Units granted was $1,611,606. The cost is expected to be recognized by the Parent, the Company or their affiliates over a weighted average period of 1.75 years based upon the level of services provided by each employee to each company.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2015, which is the date the financial statements were available for issuance.

On February 6, 2015, the Company distributed $5,000,000 to the Parent.